Filed by Rice Energy Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No.: 001-36273

Date: September 5, 2017

The communication below was distributed to employees of Rice Energy Inc. on September 5, 2017.

Frequently Asked Questions

1.	How will Paid Time Off (“PTO”) be handled?

If the close of the EQT-Rice transaction occurs prior to January 1, 2018, employees will remain on Rice’s PTO plan through the end of 2017. Employees will transition to EQT’s vacation policy (EQT does not have PTO) effective January 1, 2018.

In accordance with Rice’s PTO policy, employees will not receive pay in lieu of any unused PTO.

2.	What will happen to my benefits/insurance if I remain employed with EQT after the closing?

All Rice employees will transition to EQT’s health and welfare benefit plans beginning on the 1st day of the first full calendar month following close.    Details regarding EQT’s health and welfare benefit plans will be shared in the near future.

3.	What will happen to money contributed to my HSA account prior to the closing?

Any money contributed to an HSA account by an employee and the company is the employee’s money. Funds in HSA accounts, and withdrawals from HSA accounts, remain subject to all IRS guidelines. Employees will be able to access their HSA account following close. HSA accounts may be closed only by the account holder.

The process for new HSA contributions following closing will be communicated in the near future.

4.	What will happen to the Rice 401(k) Plan?

The Rice 401(k) Plan is expected to be terminated the day prior to closing. Rice will continue to match employee contributions until the 401(k) plan is terminated. In accordance with the plan, all Rice matching contributions would be 100% vested upon termination of the plan.

Employees who remain employed after closing will transition to EQT’s 401(k) plan. Service time that employees accrued under Rice’s 401(k) plan will be used for purposes of satisfying the vesting requirements under EQT’s 401(k) plan. Details regarding EQT’s 401(k) plan and the Rice 401(k) plan termination will be shared in the near future.

5.	How will my Rice restricted stock units (“RSU”) or performance stock units (“PSU”) be treated in connection with the transaction?

Effective upon closing, all: (i) Rice RSUs will be converted to EQT RSUs; and (ii) Rice PSUs will be converted to EQT RSUs using the maximum performance level specified in the applicable Rice PSU award agreement. For employees who remain employed with EQT after closing, all unvested EQT RSUs will continue to vest in accordance with the service conditions contained in the original Rice grant document the employee received at the time of his/her grant.

6.	How do I become eligible for a severance benefit on or following the closing?

Employees who are not eligible for severance benefits under an individual employment agreement will be eligible for the severance benefits set forth in Question 7 below upon: (i) the employee’s death or Disability (as defined below); (ii) a termination of employment by the employee for Good Reason (as defined below); or (iii) an involuntary termination of employment of the employee by EQT or its affiliates without Cause (as defined below).

“Disability” means that the employee is unable to engage in the essential functions of such employee’s position (after accounting for any reasonable accommodation required by applicable law) by reason of any physical or mental impairment that can be expected to last greater than 120 days.

“Good Reason” means the involuntary relocation of the geographic location of the employee’s principal place of employment by more than 75 miles from the location of the employee’s principal place of employment as of the closing. Termination of employment for “Good Reason” shall not be effective unless all of the following conditions are satisfied: (i) the condition constituting Good Reason and giving rise to the termination of employment must have arisen without the employee’s consent; (ii) the employee must provide written notice to EQT of such condition within 45 days of the initial existence of the condition; (iii) the condition specified in such notice must remain uncorrected for 30 days after receipt of such notice by EQT; and (iv) the date of the employee’s termination of employment must occur within 90 days after the initial existence of the condition specified in such notice.

“Cause” means: (i) the employee’s conviction of a felony, a crime of moral turpitude or fraud or the employee’s commission of fraud, misappropriation or embezzlement in connection with the performance of his or her duties to EQT, Rice or their respective affiliates; (ii) the employee’s willful and repeated failure to substantially perform his or her assigned duties; or (iii) the employee’s material violation of any material written policy of EQT, Rice or their respective affiliates.

7.	What are the severance benefits on or following the closing?

Beginning on closing and for a twelve (12) month period thereafter, regardless of the employee’s hire date, the employee will be eligible for the severance package described below, if: (i) his/her termination from employment with EQT or its affiliate meets the eligibility requirements set forth in Question 6 above; and (ii) he/she timely executes and does not revoke a release of claims:

•	Cash Severance Payment – A cash payment equal to the sum of (i) (A) in the case of a salaried employee, twelve (12) months of such employee’s annualized base salary as of immediately prior to the closing or (B) in the case of an hourly employee, the product of such employee’s base hourly wage rate as of immediately prior to the closing multiplied by 2,080, and (ii) the employee’s target annual bonus opportunity in effect as of immediately prior to closing.

•	Subsidized COBRA Coverage — Employees may elect to continue EQT’s medical, dental, and vision coverage for themselves and their enrolled dependents at the active employee subsidized rate. This subsidized COBRA coverage will continue for up to 12 months following the employee’s termination.

Instead of requiring the employee to make monthly payments for the first 12 months, if an employee elects continuation coverage, EQT will deduct the employee’s share of the cost for his/her EQT health plan coverage from his/her Cash Severance Payment. For example, if the total monthly cost of coverage for the employee and his/her family at the time of his/her separation from employment is $1,500 a month, and the employee pays $105 a month, EQT would deduct $1,260 ($105 x 12) from the employee’s Cash Severance Payment. Without this severance benefit, the employee would be required to pay the full $1,500 per month. (NOTE: These figures represent EQT’s 2017 rates and are subject to change in 2018.)

To continue COBRA coverage for an additional six months following the subsidized period, employees will be responsible for the full cost of COBRA benefit continuation.

•	Accelerated Long-Term Incentive Vesting — accelerated vesting of unvested EQT RSUs (see Question 5 above).

8.	When would an employee who experienced a qualifying termination (see Question 6) receive his/her severance?

All severance payments/benefits will be conditioned upon the employee executing a release of claims in the time provided to do so. Employees will have seven (7) days to revoke their execution of the release after they sign it. Severance payments will be made within 60 days of termination to those employees who timely execute and do not revoke the release of claims.

9.	How does the bonus payment in the Cash Severance Payment described Question 7 differ from the 2017 bonus payment that will be paid seven days after close?

The closing is expected to occur before Rice bonuses would normally be paid. In the event that happens, all active Rice employees who participate in the bonus program AND remain employed at least until the closing AND sign the agreement described in the next sentence will receive the 2017 bonus at 200% of target.    To be clear, this is an early payment of the 2017 Rice annual bonus for all Rice employees who meet the criteria described in this paragraph. It is not a severance payment (i.e., it is not a payment triggered by termination of employment). To be eligible to receive the 2017 bonus at 200% of target following the closing, an employee must sign an agreement providing, among other things, that if the employee’s employment is terminated by EQT for Cause or the employee voluntarily terminates employment prior to the time bonuses would have been paid in the ordinary course of business consistent with past practice under the Rice’s annual bonus program for 2017, the employee will repay the gross pre-tax amount of the 2017 bonus payment and that such repayment may be implemented by EQT reducing other amounts that EQT or its affiliates might owe the employee.

If closing doesn’t occur until after Rice’s bonus payments are made, employees will receive any 2017 bonus in accordance with Rice’s plan/practices.

Employees are eligible for the severance payment described in Question 7 above only if: (i) their termination from employment with EQT or its affiliate meets the eligibility requirements set forth in Question 6 above; and (ii) they timely execute and do not revoke a release of claims.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, Rice Energy Inc.’s (Rice) and EQT Corporation’s (EQT) plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the risk that the financing EQT requires to fund the transaction is not obtained; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; the ability of EQT to complete the acquisition and integration of Rice successfully; litigation relating to the transaction; and other factors that may affect future results of Rice and EQT.

Additional factors that could cause results to differ materially from those described above can be found in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC, and in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, each of which is on file with the Securities and Exchange Commission (the “SEC”) and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Rice nor EQT assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

On July 27, 2017, EQT filed with the SEC a registration statement on Form S-4 that contains a preliminary joint proxy statement of EQT and Rice and also constitutes a preliminary prospectus of EQT. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to shareholders of EQT and the stockholders of Rice. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF RICE AND SHAREHOLDERS OF EQT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Rice and EQT, without charge, at the SEC’s website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200 or to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.

Participants in the Solicitation

Rice, EQT and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K. Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/ prospectus and other relevant materials filed with the SEC. Free copies of this document may be obtained as described in the preceding paragraph.